DEXIA Group

Le Secrétaire Général

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

November 10th, 2005

Attention: Special Counsel/Office of International Corporate Finance

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of the 8th November 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dlw 11/22

PRESS RELEASE
COMMUNIQUE DE PRESSE
PERSBERICHT

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

Nov. 08, 2005

"FSA Holdings to delay its third Quarter 05 reporting, due to restatement of past results"

Originally scheduled for publication on November 9th 2005, FSA's third quarter results will be released at a later date, so as to allow time to proceed with the restatement of past results.

Such restatement will be made following the US Securities and Exchange Commission's request to make a different interpretation of SFAS 133 than had been made until now, for the accounting of certain hedge relationships.

The cumulative impact of the restatement on FSA's past results (from January 2001 to June 2005) will be an estimated increase of US $ 55-60 million post tax earnings, and the incidence on Dexia's consolidated accounts is not material.

Dexia will publish its third Quarter results as planned on November 17th, and will announce with some advanced notice the new date of FSA's release.

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"FSA Holdings diffère la publication de ses états financiers du 3ème trimestre 2005 suite à la nécessité de retraiter ses résultats antérieurs"

La publication des résultats du troisième trimestre 2005 de FSA, qui était originellement prévue le 9 novembre 2005, est reportée à une date ultérieure pour pouvoir procéder au retraitement de ses résultats passés.

Ce retraitement fait suite à la demande de la *US Securities and Exchange Commission* (SEC) américaine d'appliquer une interprétation de la norme "SFAS 133" différente de celle qui avait été faite jusqu'à présent quant à la comptabilisation de certaines relations de couverture.

L'impact cumulé du retraitement des résultats passés (de janvier 2001 à juin 2005) de FSA sera une augmentation estimée de USD 55 à 60 millions des résultats nets après impôts. L'incidence sur les comptes consolidés de Dexia Groupe n'est pas significative.

Dexia publiera ses résultats du troisième trimestre 2005 comme prévu le 17 novembre 2005 et annoncera à l'avance la nouvelle date de publication pour FSA.

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"FSA Holdings stelt publicatie van derde kwartaalresultaten 2005 uit als gevolg van een herberekening van vroegere resultaten"

De publicatie van de derde kwartaalresultaten 2005 van FSA, oorspronkelijk voorzien voor 9 november 2005, zal op een latere datum gebeuren, ten einde over de nodige tijd te beschikken voor een herberekening van vroegere resultaten.

Deze herberekening wordt gemaakt op verzoek van de Amerikaanse *US Securities and Exchange Commission* (SEC) om een andere interpretatie te geven aan de norm "SFAS 133" dan tot nog toe gebeurde, en dit voor de boekhoudkundige verwerking van bepaalde dekkingsoperaties.

De gecumuleerde impact van deze herberekening op vroegere resultaten (van januari 2001 tot juni 2005) van FSA wordt geraamd op een stijging van 55 à 60 miljoen USD van de resultaten na belastingen. De gevolgen op de geconsolideerde rekeningen van Dexia zijn te verwaarlozen.

Dexia zal zijn derde kwartaalresultaten 2005 zoals gepland publiceren op 17 november 2005 en zal tijdig de nieuwe datum van het FSA persbericht bekendmaken.